SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Anesiva, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
03460L100

(CUSIP Number)
W. Stephen Holmes III
InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, CA 94025
650-854-8585

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 20, 2009

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	03460L100	13D	Page	2	of	30	Pages

1	NAME OF REPORTING PERSONS InterWest Partners VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		4,627,266

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,627,266

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,627,266

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

11.43%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	03460L100	13D	Page	3	of	30	Pages

1	NAME OF REPORTING PERSONS InterWest Investors VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		37,079

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		37,079

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,079

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	03460L100	13D	Page	4	of	30	Pages

1	NAME OF REPORTING PERSONS InterWest Investors Q VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		132,388

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		132,388

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

132,388

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.33%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	03460L100	13D	Page	5	of	30	Pages

1	NAME OF REPORTING PERSONS InterWest Management Partners VIII, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		4,796,733

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,796,733

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,796,733

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

11.85%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	03460L100	13D	Page	6	of	30	Pages

1	NAME OF REPORTING PERSONS Harvey B. Cash (a Managing Director of InterWest Management Partners VIII, L.L.C.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		278

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,796,733

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		278

WITH	10	SHARED DISPOSITIVE POWER

		4,796,733

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,797,011

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	11.85%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	03460L100	13D	Page	7	of	30	Pages

1	NAME OF REPORTING PERSONS Christopher B. Ehrlich (a Venture Member of InterWest Management Partners VIII, L.L.C.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		2,237

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,796,733

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,237

WITH	10	SHARED DISPOSITIVE POWER

		4,796,733

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,798,970

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	11.85%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	03460L100	13D	Page	8	of	30	Pages

1	NAME OF REPORTING PERSONS Philip Gianos and Carol Gianos, Trustees, The Gianos Revocable Trust UAD 3/22/99 (a Managing Director of InterWest Management Partners VIII, L.L.C.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		320

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,796,733

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		320

WITH	10	SHARED DISPOSITIVE POWER

		4,796,733

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,797,053

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	11.85%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	03460L100	13D	Page	9	of	30	Pages

1	NAME OF REPORTING PERSONS W. Scott Hedrick (a Managing Director of InterWest Management Partners VIII, L.L.C.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		96

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,796,733

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		96

WITH	10	SHARED DISPOSITIVE POWER

		4,796,733

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,796,829

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	11.85%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	03460L100	13D	Page	10	of	30	Pages

1	NAME OF REPORTING PERSONS W. Stephen Holmes III (a Managing Director of InterWest Management Partners VIII, L.L.C.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		78

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,796,733

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		78

WITH	10	SHARED DISPOSITIVE POWER

		4,796,733

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,796,811

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	11.85%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	03460L100	13D	Page	11	of	30	Pages

1	NAME OF REPORTING PERSONS Gilbert H. Kliman, Trustee of the Gilbert H. Kliman Trust dated 11/15/2002 (a Managing Director of InterWest Management Partners VIII, L.L.C.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		12,282

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,796,733

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,282

WITH	10	SHARED DISPOSITIVE POWER

		4,796,733

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,809,015

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	11.88%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	03460L100	13D	Page	12	of	30	Pages

1	NAME OF REPORTING PERSONS H. Ronald Nash (a Venture Member of InterWest Management Partners VIII, L.L.C.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		31

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,796,733

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		31

WITH	10	SHARED DISPOSITIVE POWER

		4,796,733

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,796,764

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	11.85%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	03460L100	13D	Page	13	of	30	Pages

1	NAME OF REPORTING PERSONS Arnold Oronsky & Paula Oronsky, Co-trustees of the Oronsky Living Trust dated 12/15/00 (a Managing Director of InterWest Management Partners VIII, L.L.C.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		87,364

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,796,733

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		87,364

WITH	10	SHARED DISPOSITIVE POWER

		4,796,733

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,884,097

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	12.06%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	03460L100	13D	Page	14	of	30	Pages

1	NAME OF REPORTING PERSONS Thomas L. Rosch (a Managing Director of InterWest Management Partners VIII, L.L.C.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		298

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,796,733

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		298

WITH	10	SHARED DISPOSITIVE POWER

		4,796,733

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,797,031

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	11.85%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	03460L100	13D	Page	15	of	30	Pages

1	NAME OF REPORTING PERSONS Michael B. Sweeney (a Managing Director of InterWest Management Partners VIII, L.L.C.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		116

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,796,733

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		116

WITH	10	SHARED DISPOSITIVE POWER

		4,796,733

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,796,849

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	11.85%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	03460L100	13D	Page	16	of	30	Pages

1	NAME OF REPORTING PERSONS Matadoro Investments, LP (a limited partnership of which the Oronsky Living Trust dated 12/15/00 is a general partner)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		320

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		320

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	320

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	less than 0.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	03460L100	13D	Page	17	of	30	Pages

1	NAME OF REPORTING PERSONS W. Scott Hedrick, Trustee, The Hedrick Childrens’ Family Trust dated 12/16/92

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		12

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	less than 0.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	03460L100	13D	Page	18	of	30	Pages

1	NAME OF REPORTING PERSONS InterWest Venture Management Co PSRP fbo Philip T. Gianos (a profit-sharing entity of which Philip T. Gianos is the sole beneficiary)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		12

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	less than 0.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	03460L100	13D	Page	19	of	30	Pages

1	NAME OF REPORTING PERSONS InterWest Venture Management Co PSRP fbo W. Stephen Holmes III (a profit-sharing account of which W. Stephen Holmes III is the sole beneficiary)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		38

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		38

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	38

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	less than 0.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	03460L100	13D	Page	20	of	30	Pages

1	NAME OF REPORTING PERSONS InterWest Venture Management Co PSRP fbo Thomas L. Rosch (a profit-sharing account of which Thomas L. Rosch is the sole beneficiary)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		64

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		64

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	64

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	less than 0.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Item 1. Security and Issuer.
This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”) of Anesiva, Inc., a Delaware corporation (the “Issuer” or “Anesiva”). The principal executive office of the Issuer is located at 650 Gateway Boulevard, South San Francisco, California 94080.
Item 2. Identity and Background.
(a)	Name:

InterWest Management Partners VIII, L.L.C. (“IMP VIII”)
InterWest Partners VIII, LP (“IWP VIII”)
InterWest Investors Q VIII, LP (“IIQ VIII”)
InterWest Investors VIII, LP (“II VIII”)
Harvey B. Cash (“Cash”)
Christopher B. Ehrlich (“Ehrlich”)
Philip T. Gianos and Carol Gianos, Trustees, The Gianos Revocable Trust UAD 3/22/99 (“Gianos”)
W. Scott Hedrick (“Hedrick”)
W. Stephen Holmes III (“Holmes”)
Gilbert H. Kliman, Trustee of the Gilbert H. Kliman Trust dated 11/15/2002 (“Kliman”)
H. Ronald Nash (“Nash”)
Arnold L. Oronsky & Paula Oronsky, Co-trustees of the Oronsky Living Trust dated 12/15/00 (“Oronsky”)
Thomas L. Rosch (“Rosch”)
Michael B. Sweeney (“Sweeney”)
Matadoro Investments, LP (“Matadoro”)
W. Scott Hedrick, Trustee, The Hedrick Childrens’ Family Trust dated 12/16/92 (“Hedrick Trust”)
InterWest Venture Management Co PSRP fbo Philip T. Gianos (“Gianos PSRP”)
InterWest Venture Management Co PSRP fbo W. Stephen Holmes III (“Holmes PSRP”)
InterWest Venture Management Co PSRP fbo Thomas L. Rosch (“Rosch PSRP”)

(b)	Residence or business address:

2710 Sand Hill Road, Second Floor, Menlo Park, CA 94025

(c)	IMP VIII is the general partner of IWP VIII, II VIII and IIQ VIII. InterWest Partners is a venture capital firm investing in emerging trends and technologies. Cash, Gianos, Hedrick, Holmes, Kliman, Oronsky, Rosch and Sweeney are Managing Directors of IMP VIII. Ehrlich and Nash are Venture Members of IMP VIII. Matadoro is a limited partnership, of which the Oronsky Living Trust dated 12/15/00 is a general partner, of which Oronsky is a co-trustee. Hedrick Trust is a trust account for which Hedrick is trustee. Gianos PSRP, Holmes PSRP and Rosch PSRP are profit sharing entities of which Gianos, Holmes and Rosch, respectively, is the sole beneficiary.

(d)	None of the entities or persons listed above (“Reporting Persons”), during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

IMP VIII:	California
IWP VIII:	California
IIQ VIII:	California
II VIII:	California

Cash:	United States
Ehrlich:	United States
Gianos:	United States
Hedrick:	United States
Holmes:	United States
Kliman:	United States
Nash:	United States
Oronsky:	United States
Rosch:	United States
Sweeney:	United States
Matadoro:	California
Hedrick Trust:	California
Gianos PSRP:	California
Holmes PSRP:	California
Rosch PSRP:	California
Item 3. Source and Amount of Funds or Other Consideration.
On January 20, 2009, the Issuer entered into a securities purchase agreement (the “Agreement”) with IWP VIII, II VIII and IIQ VIII, pursuant to which the issuer agreed to sell and issue securities (each a “Security” and collectively, the “Securities”) in the aggregate principal amount of $3.0 million, subject to the terms and conditions set forth in the Agreement. The Securities are secured by a first priority security interest in all of the assets of the Issuer and AlgoRx Pharmaceuticals, Inc., one of the Issuer’s wholly-owned subsidiaries. Dr. Arnold L. Oronsky serves on the Issuer’s board of directors and is a Managing Director of InterWest Partners. A special committee of the board of directors determined that the transactions contemplated by the Agreement were the best proposal regarding a financing transaction received by Anesiva.
Item 4. Purpose of Transaction.
Certain of the Reporting Persons agreed to purchase the Securities for investment purposes with the aim of increasing the value of its investments and the Issuer.
Subject to applicable legal requirements, additional amounts under the Agreement may become available to Anesiva at any time prior to April 1, 2009 upon the request of the board of directors of Anesiva provided that: (1) the amount requested does not exceed $2.0 million for each subsequent closing; (2) Anesiva does not request more than two subsequent closings; and (3) the request for a subsequent closing is approved in writing by the investors holding, at any time, at least sixty percent (60%) of the aggregate unpaid principal of the then outstanding Securities purchased pursuant to the Agreement (the “Majority Investors”). If the Issuer does request such a subsequent closing, each investor may, in its sole discretion, purchase additional Securities under the Agreement. The Issuer anticipates, upon approval by its board of directors, to offer to its stockholders non-transferable subscription rights to purchase securities with similar terms as the Securities in an aggregate principal amount of up to $3.0 million. The investors have agreed to waive any right to participate in such transaction except to the extent the Issuer’s stockholders (other than the investors) do not purchase all the securities offered in such transaction.
The Securities accrue interest at a continuously compounding rate of seven percent per annum. During the occurrence and continuance of an event of default, the Securities will accrue interest at a continuously compounding rate of 14% per annum. Unless earlier paid pursuant to the terms of the Agreement or accelerated in connection with an event of default, subject to the terms of the Agreement, the outstanding principal and accrued but unpaid returns will be immediately due and payable at any time at the request of the Majority Investors on or after July 20, 2009.
Pursuant to the Agreement, in the event of a change of control of Anesiva, Anesiva will pay the investors an amount equal to seven times the sum of the outstanding principal amount of the Securities, plus all accrued but unpaid returns thereon. Except as otherwise set forth in the Agreement, these payments upon a change of control will constitute payment in full of the Securities. A change of control is defined in a customary way for transactions of this type to include a merger involving Anesiva or a sale of a substantial amount of its assets and also includes: (a) a sale, transfer, exclusive license, exclusive partnering arrangement or other disposition in a single transaction or series of related transactions of Anesiva’s Adlea assets; (b) a prepayment of the Securities in accordance with the third paragraph of such Securities; and (c) the failure of Anesiva to own and control, directly or indirectly, through one or more wholly-owned subsidiaries, one hundred percent (100%) of the issued and outstanding capital stock of its subsidiaries.
The foregoing descriptions of the Agreement and Securities do not purport to be complete and are qualified in their entirety by reference to such documents, which are attached hereto as Exhibits B and C, respectively, and incorporated herein by this reference.
Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer.
The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of January 20, 2009:

			Shared	Sole	Shared
	Shares Held	Sole Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Reporting Persons	Directly	Power	Power	Power	Power	Ownership	of Class (2)
InterWest Partners VIII, L.P.	4,627,266	4,627,266	0	4,627,266	0	4,627,266	11.43%
InterWest Investors VIII, L.P.	37,079	37,079	0	37,079	0	37,079	0.09%
InterWest Investors Q VIII, L.P.	132,388	132,388	0	132,388	0	132,388	0.33%
InterWest Management Partners VIII, L.L.C. (1)	4,796,733	4,796,733	0	4,796,733	0	4,796,733	11.85%
Harvey B. Cash (1)	278	278	4,796,733	278	4,796,733	4,797,011	11.85%
Christopher B. Ehrlich (1)	2,237	2,237	4,796,733	2,237	4,796,733	4,798,970	11.85%
Philip T. Gianos and Carol Gianos, Trustees, The Gianos Revocable Trust UAD 3/22/99 (1)	320	320	4,796,733	320	4,796,733	4,797,053	11.85%
W. Scott Hedrick (1)	96	96	4,796,733	96	4,796,733	4,796,829	11.85%
W. Stephen Holmes III (1)	78	78	4,796,733	78	4,796,733	4,796,811	11.85%
Gilbert H. Kliman, Trustee of the Gilbert H. Kliman Trust dated 11/15/2002 (1)	12,282	12,282	4,796,733	12,282	4,796,733	4,809,015	11.88%
H. Ronald Nash (1)	31	31	4,796,733	31	4,796,733	4,796,764	11.85%

			Shared	Sole	Shared
	Shares Held	Sole Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Reporting Persons	Directly	Power	Power	Power	Power	Ownership	of Class (2)
Arnold L. Oronsky & Paula Oronsky, Co-trustees of the Oronsky Living Trust dated 12/15/00 (1)(3)	87,364	87,364	4,796,733	87,364	4,796,733	4,884,097	12.06%
Thomas L. Rosch (1)	298	298	4,796,733	298	4,796,733	4,797,031	11.85%
Michael B. Sweeney (1)	116	116	4,796,733	116	4,796,733	4,796,849	11.85%
Matadoro Investments, LP (4)	320	320	0	320	0	320	Less than 1%
W. Scott Hedrick, Trustee, The Hedrick Childrens’ Family Trust dated 12/16/92 (5)	12	12	0	12	0	12	Less than 1%
InterWest Venture Management Co PSRP fbo Philip T. Gianos (6)	12	12	0	12	0	12	Less than 1%
InterWest Venture Management Co PSRP fbo W. Stephen Holmes III (6)	38	38	0	38	0	38	Less than 1%
InterWest Venture Management Co PSRP fbo Thomas L. Rosch (6)	64	64	0	64	0	64	Less than 1%

(1)	InterWest Management Partners VIII, L.L.C. (“IMP VIII”) serves as the sole general partner of InterWest Partners VIII, L.P., InterWest Investors Q VIII, L.P. and InterWest Investors VIII, L.P., and owns no securities of the Issuer directly. Messrs. Cash, Gianos, Hedrick, Holmes, Kliman, Oronsky, Rosch and Sweeney are Managing Directors of IMP VIII. Messrs. Ehrlich and Nash are Venture Members of IMP VIII.

(2)	This percentage is calculated based upon 40,487,919 shares of the Issuer’s common stock outstanding (as of October 31, 2008), as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2008.

(3)	Includes 77,500 shares issuable to Mr. Oronsky pursuant to outstanding options exercisable immediately. Mr. Oronsky serves on the Board of Directors of the Issuer, and has an option to purchase 67,500 shares of the Issuer’s Common Stock. 50,000 options were granted on December 16, 2005 and began vesting in 48 equal monthly installments on December 16, 2005. 7,500 options were granted on June 22, 2006 and began vesting in 12 equal monthly installments on June 22, 2006. 10,000 options were granted on May 31, 2007 and began vesting in 12 equal monthly installments on May 31, 2007. 10,000 options were granted on May 9, 2008 and began vesting in 12 equal monthly installments on May 31, 2007. As of the date of the filing of this Schedule 13D, Mr. Oronsky may be deemed to beneficially own 77,500 shares of the Issuer’s Common Stock underlying these options.

(4)	Matadoro Investments, LP is a limited partnership, of which the Oronsky Living Trust dated 12/15/00 is a general partner, of which Oronsky is a co-trustee.

(5)	Hedrick Trust is a trust account for which Hedrick is trustee.

(6)	Gianos PSRP, Holmes PSRP and Rosch PSRP are profit sharing entities of which Gianos, Holmes and Rosch, respectively, is the sole beneficiary.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits.

Exhibit	Description
A	Agreement regarding filing of joint Schedule 13D.

B	Securities Purchase Agreement, dated January 20, 2009

C	Form of Security

[SIGNATURE]
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 30, 2009

By:	/s/ Harvey B. Cash*	INTERWEST PARTNERS VIII, LP

Name:	Harvey B. Cash

		By:	InterWest Management Partners VIII, L.L.C. its General Partner
By:	/s/ Christopher B. Ehrlich*
			By:	/s/ W. Stephen Holmes
Name:	Christopher B. Ehrlich			W. Stephen Holmes
Managing Director

By:	/s/ Philip T. Gianos*

Name:	Philip T. Gianos, Trustee	INTERWEST INVESTORS VIII, LP

		By:	InterWest Management Partners VIII, L.L.C. its General Partner
By:	/s/ W. Scott Hedrick*

Name:	W. Scott Hedrick

			By:	/s/ W. Stephen Holmes
By:	/s/ W. Stephen Holmes			W. Stephen Holmes
Name:	W. Stephen Holmes			Managing Director

By:	/s/ Gilbert H. Kliman*
INTERWEST INVESTORS Q VIII, LP
Name:	Gilbert H. Kliman, Trustee

		By:	InterWest Management Partners VIII, L.L.C. its General Partner
By:	/s/ H. Ronald Nash*

Name:	H. Ronald Nash
			By:	/s/ W. Stephen Holmes
W. Stephen Holmes
By:	/s/ Arnold L. Oronsky*			Managing Director

Name:	Arnold L. Oronsky

INTERWEST MANAGEMENT PARTNERS VIII, L.L.C.

		By:	/s/ W. Stephen Holmes

W. Stephen Holmes
Managing Director

By:	/s/ Thomas L. Rosch*

Name:	Thomas L. Rosch

By:	/s/ Michael B. Sweeney*

Name:	Michael B. Sweeney

By:	/s/ W. Scott Hedrick*

Name:	W. Scott Hedrick, Trustee, The Hedrick Childrens’ Family Trust, dated 12/16/92

By:	/s/ Philip T. Gianos*

Name:	Philip T. Gianos, InterWest Venture Management Co PSRP fbo Philip T. Gianos

By:	/s/ W. Stephen Holmes*

Name:	W. Stephen Holmes III, InterWest Venture Management Co PSRP fbo W. Stephen Holmes III

By:	/s/ Thomas L. Rosch*

Name:	Thomas L. Rosch, InterWest Venture Management Co PSRP fbo Thomas L. Rosch

By:	/s/ Arnold L. Oronsky*

Name:	Arnold L. Oronsky, trustee of the Oronsky Living Trust dated 12/15/00, General Partner of Matadoro Investments LP

* By:	/s/ Karen Wilson
Karen Wilson
Name:	Karen Wilson, Attorney-in-fact

EXHIBIT A
Joint Filing Statement
We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.
Date: January 30, 2009

By:	/s/ Harvey B. Cash*	INTERWEST PARTNERS VIII, LP

Name:	Harvey B. Cash

		By:	InterWest Management Partners VIII, L.L.C. its General Partner
By:	/s/ Christopher B. Ehrlich*
			By:	/s/ W. Stephen Holmes
Name:	Christopher B. Ehrlich			W. Stephen Holmes
Managing Director

By:	/s/ Philip T. Gianos*

Name:	Philip T. Gianos, Trustee	INTERWEST INVESTORS VIII, LP

		By:	InterWest Management Partners VIII, L.L.C. its General Partner
By:	/s/ W. Scott Hedrick*

Name:	W. Scott Hedrick

			By:	/s/ W. Stephen Holmes
By:	/s/ W. Stephen Holmes			W. Stephen Holmes
Name:	W. Stephen Holmes			Managing Director

By:	/s/ Gilbert H. Kliman*
INTERWEST INVESTORS Q VIII, LP
Name:	Gilbert H. Kliman, Trustee

		By:	InterWest Management Partners VIII, L.L.C. its General Partner
By:	/s/ H. Ronald Nash*

Name:	H. Ronald Nash
			By:	/s/ W. Stephen Holmes
W. Stephen Holmes
By:	/s/ Arnold L. Oronsky*			Managing Director

Name:	Arnold L. Oronsky

INTERWEST MANAGEMENT PARTNERS VIII, L.L.C.

		By:	/s/ W. Stephen Holmes

W. Stephen Holmes
Managing Director
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

By:	/s/ Thomas L. Rosch*

Name:	Thomas L. Rosch

By:	/s/ Michael B. Sweeney*

Name:	Michael B. Sweeney

By:	/s/ W. Scott Hedrick*

Name:	W. Scott Hedrick, Trustee, The Hedrick Childrens’ Family Trust, dated 12/16/92

By:	/s/ Philip T. Gianos*

Name:	Philip T. Gianos, InterWest Venture Management Co PSRP fbo Philip T. Gianos

By:	/s/ W. Stephen Holmes*

Name:	W. Stephen Holmes III, InterWest Venture Management Co PSRP fbo W. Stephen Holmes III

By:	/s/ Thomas L. Rosch*

Name:	Thomas L. Rosch, InterWest Venture Management Co PSRP fbo Thomas L. Rosch

By:	/s/ Arnold L. Oronsky*

Name:	Arnold L. Oronsky, trustee of the Oronsky Living Trust dated 12/15/00, General Partner of Matadoro Investments LP

* By:	/s/ Karen Wilson
Karen Wilson
Name:	Karen Wilson, Attorney-in-fact